Dr. Joseph V. Pergolizzi, Jr.
868 106th Ave N.
Naples, FL 34108

December 30, 2022

Qualis Innovations, Inc.
225 Wilmington West Chester Pike
Suite 200 # 145
Chadds Ford, Pennsylvania 19317

Re: Resignation as a Member of the Board of Directors and as an Officer

Ladies and Gentlemen:

Please be advised that I hereby resign (i) as a member of the board of directors (and any committees thereof) of Qualis Innovations, Inc., a Nevada corporation (the "**Company**"), and any of its subsidiaries, if any, and (ii) from any and all offices I may hold with the Company, including as Chief Executive Officer of the Company, and any of its subsidiaries, if any, effective as of 04:00 p.m. Eastern Time on the date first written above (the "**Effective Time**").

I expect that all of my rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of the Company (and its subsidiaries, as applicable) as provided in the Company's (and its subsidiaries, as applicable) certificate of incorporation and bylaws shall continue in full force and effect in accordance with their terms and the Company (and its subsidiaries, as applicable) shall honor such rights. In addition, I expect that the Company will maintain appropriate levels of directors and officers insurance policies in full force and effect at all times and, if appropriate, purchase tail policies.[1]

Sincerely,

Dr. Joseph V. Pergolizzi, Jr.

[1] At the December 27, 2022 meeting of the board of directors of the Company, the board of directors approved the Company's payment of amounts currently due for the Company's directors and officers insurance policy.